Exhibit 99.1

Sapiens Acquires Candela to Expand its Footprint in APAC and Enhance its Life Product Portfolio

A Strategic Move to Strengthen Sapiens’ Position in the APAC Market and Strengthen our Life Position Globally

Rochelle Park, New Jersey– April 22, 2025 – Sapiens International Corporation (NASDAQ and TASE: SPNS), a global leader in intelligent insurance software solutions today announced the acquisition of Candela, a leading intelligent automation company servicing blue-chip, APAC-based insurance clients. This strategic move aims to enhance Sapiens’ life product portfolio and expand its presence in the APAC region. The transaction is subject to customary closing conditions and expected to close during the second quarter of 2025.

Candela offers an end-to-end insurance automation platform along with digital services and solutions. Candela has 23 customers, primarily in Singapore, Malaysia, Thailand, Hong Kong and South Africa. The Candela team of over 100 employees is mainly in Bangalore, India. Candela is currently part of Azentio, a Singapore-based company.

With nearly 30 years of deep industry expertise, Candela is well-positioned to support Sapiens’ vision and strategy for growth in the APAC market in addition to providing innovative new capabilities to Sapiens global customers. Candela’s solutions are complementary to Sapiens Insurance Platform and Policy Administration Systems for Life. By leveraging Candela’s Business Process Modelling (BPM) and Case Management capabilities, Sapiens aims to enhance its Insurance Platform for life offerings.

This acquisition also enables the implementation of standardized processes over external legacy solutions, ensuring a consistent and enhanced experience for agents, customers, and administrators.

“I am pleased to welcome the Candela team and customers as part of our strategy to continue to expand our presence in the APAC region and enhance our sophisticated life insurance platform” said Roni Al-Dor, CEO and President at Sapiens. “We will continue to support Candela’s customers and products, increasing value across the entire insurance lifecycle and supporting insurers’ digital transformations with a comprehensive product proposition and a diverse range of service capabilities.”

“Joining the Sapiens organization opens up a wealth of resources and a global network of relationships for the Candela team and our clients,” said Amitabh Poddar, Business Head, Candela. “Integrating our intelligent automation solutions into Sapiens’ leading insurance software platform will enhance our capabilities and provide even greater value to our customers. We are committed to ensuring a smooth transition and maintaining uninterrupted service for all our clients.”

The acquisition of Candela is structured as a cash transaction. Candela non-GAAP full year 2024 revenues were $8 million USD. Sapiens will pay an aggregate cash consideration of $22 Million dollar. The acquisition will be accretive to profit starting from the fourth quarter of 2025. The transaction is expected to be completed during the second quarter of 2025. Upon completion, Candela will become wholly owned by Sapiens.

www.sapiens.com

About Sapiens

Sapiens International Corporation (NASDAQ and TASE: SPNS) is a global leader in intelligent insurance SaaS software solutions. With Sapiens’ robust platform, customer-driven partnerships, and rich ecosystem, insurers are empowered to future-proof their organizations with operational excellence in a rapidly changing marketplace. Our SaaS based solutions help insurers harness the power of AI and advanced automation to support core solutions for property and casualty, workers’ compensation, and life insurance, including reinsurance, financial & compliance, data & analytics, digital, and decision management. Sapiens boasts a longtime global presence, serving over 600 customers in more than 30 countries with its innovative offerings. Recognized by industry experts and selected for the Microsoft Top 100 Partner program, Sapiens is committed to partnering with our customers for their entire transformation journey and is continuously innovating to ensure their success.   For more information visit https://sapiens.com or follow us on LinkedIn.

About Candela

Candela Labs is an IP-led technology focused on smart automation and digital solutions for insurers. We work on the cutting edge of InsureTech/FinTech, creating products and point solutions in our IP Labs that enable our clients to truly transform themselves for enriched digital adoption, enhanced customer & channel experience and exceptional operational efficiency.

About Azentio

Azentio Software incorporated in 2020 at Singapore, has been carved out of 3i Infotech, Candela Labs, Beyontec Technologies and Path Solutions. Azentio Software provides mission critical, vertical-specific software products for customers in banking, financial services and insurance verticals. Azentio has over 800 customers in more than 60 countries, with a team of over 2,300 employees across offices in 12 countries (and growing) globally and is wholly owned by Funds advised by Apax Partners. Visit: https://www.azentio.com/

Investor and Media Contact
Yaffa Cohen-Ifrah
Sapiens Chief Marketing Officer and Head of Investor Relations

Mobile: +1 917 533 4782
Email: Yaffa.cohen-ifrah@sapiens.com

www.sapiens.com

Forward Looking Statements

Certain matters discussed in this press release that are incorporated herein and therein by reference are forward-looking statements within the meaning of Section 27A of the Securities Act, Section 21E of the Exchange Act and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, that are based on our beliefs, assumptions and expectations, as well as information currently available to us. Such forward-looking statements may be identified by the use of the words “anticipate,” “believe,” “estimate,” “expect,” “may,” “will,” “plan” and similar expressions. Such statements reflect our current views with respect to future events and are subject to certain risks and uncertainties. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to: the degree of our success in our plans to leverage our global footprint to grow our sales; the degree of our success in integrating the companies that we have acquired through the implementation of our M&A growth strategy; the lengthy development cycles for our solutions, which may frustrate our ability to realize revenues and/or profits from our potential new solutions; our lengthy and complex sales cycles, which do not always result in the realization of revenues; the degree of our success in retaining our existing customers or competing effectively for greater market share; the global macroeconomic environment, including headwinds caused by inflation, relatively high interest rates, potentially unfavorable currency exchange rate movements, and uncertain economic conditions, and their impact on our revenues, profitability and cash flows; difficulties in successfully planning and managing changes in the size of our operations; the frequency of the long-term, large, complex projects that we perform that involve complex estimates of project costs and profit margins, which sometimes change mid-stream; the challenges and potential liability that heightened privacy laws and regulations pose to our business; occasional disputes with clients, which may adversely impact our results of operations and our reputation; various intellectual property issues related to our business; potential unanticipated product vulnerabilities or cybersecurity breaches of our or our customers’ systems; risks related to the insurance industry in which our clients operate; risks associated with our global sales and operations, such as changes in regulatory requirements, wide-spread viruses and epidemics like the coronavirus epidemic, and fluctuations in currency exchange rates; and risks related to our principal location in Israel and our status as a Cayman Islands company.

While we believe such forward-looking statements are based on reasonable assumptions, should one or more of the underlying assumptions prove incorrect, or these risks or uncertainties materialize, our actual results may differ materially from those expressed or implied by the forward-looking statements. Please read the risks discussed under the heading “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2024, to be filed in the near future, in order to review conditions that we believe could cause actual results to differ materially from those contemplated by the forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason, to conform these statements to actual results or to changes in our expectations.

www.sapiens.com

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